DIGITEC 2000, INC.
                              EMPLOYMENT AGREEMENT

                                (FRANK MAGLIATO)

THIS EMPLOYMENT AGREEMENT ("Agreement") is entered into effective as of May 1, 1997 (the "Effective Date") by and between DigiTEC 2000, Inc., a Nevada corporation, with an office at 8 West 38th Street, Fifth Floor, New York, New York 10018 ("Company"), and Frank Magliato, with an address of 2 Whispering Pines Road, Hohokus, New Jersey 07423 ("Executive"). The Company requires execution of this Agreement by Executive as a condition to employing Executive.

                                    RECITALS

Executive is currently employed by the Company as its President and CEO and serves as Chairman of the Board of Directors of the Company.

Company and Executive desire to enter into this Agreement to provide additional financial security and benefits to Executive, to encourage Executive to continue employment with Company, and to enhance the motivation of Executive to increase the profitability of Company.

In consideration of the mutual covenants herein, and in consideration of the continuing employment of Executive with Company, the parties agree as follows:

                                    AGREEMENT

1. Duties and Scope of Employment. Company shall employ the Executive in the position of President and Chief Executive Officer, with such duties and responsibilities as in effect as of the Effective Date; provided, however, that the Board of Directors of the Company (the "Board") shall have the right to revise such responsibilities from time to time as the Board may deem necessary or appropriate. Such duties and responsibilities shall be commensurate with Executive's past practices and consistent with his position as President and Chief Executive Officer. If any such revision constitutes "Involuntary Termination" as defined in paragraph 5(c) of this Agreement, the Executive shall be entitled to benefits upon such Involuntary Termination as provided under this Agreement.

2. Restriction on Outside Business Activities. During employment, Executive shall devote Executive's full energies, interest, abilities, and productive time to the performance of duties for Company and shall not, without Company's prior written consent:

      (a) render to others services of any kind, or engage in any other business activity that would materially interfere with the performance of Executive's duties under this Agreement;

      (b) perform any services, directly or indirectly, whether as an employee, consultant, independent contractor, for any person or entity competing, directly or indirectly with Company;

      (c) own, directly or indirectly, whether as partner, creditor, shareholder, or otherwise, any interest in any entity competing, directly or indirectly, with Company;

      (d) promote, participate, or engage in any activity or other business competitive with Company; compete, directly or indirectly, with any products or services marketed or offered by Company; or

      (e) engage in any activity which could be deemed to be a conflict of interest.

      Nothing herein contained shall prevent or be construed as preventing the Executive from holding or purchasing five (5%) percent or less of any class of stock or securities of a corporation which is listed on a national securities exchange or regularly traded in the over-the-counter market, or


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

      making other investments or participating in business ventures not in competition with the business of the Company, as long as such investments and business ventures shall not require any significant time during normal business hours and do not conflict with Executive's duties and obligations to the Company as provided in this Agreement.

3. Term of Employment. This Agreement shall commence on the Effective Date and shall continue until the earliest of (a) June 30, 2000, or (b) until such times as notice of non-renewal or termination of this Agreement is given in writing by either Company or Executive to the other (the "Termination Event"). The parties may renew this Agreement in their sole discretion.

4.    Executive's Compensation and Benefits.

      (a) Base Salary. Company shall pay a base salary to Executive as noted below, payable semi-monthly in arrears or at such other intervals as other employees are paid. Such salary shall be reviewed at least annually and may be increased from to time, in the sole discretion of the Board. Base salary to the executive will be as follows:

            For the year ended June 30,

            1998                                $175,000
            1999                                $200,000
            2000                                $250,000

      (b) Bonus. For each fiscal year while this Agreement is in effect, the Executive shall be paid a bonus (the "Performance Bonus") equal to two (2) percent of the Company's adjusted annual net income before depreciation and amortization interest and income tax, as determined by the Company's independent auditors in connection with each fiscal year's audit. Such payment shall be made within thirty (30) days after such determination. Executive shall be eligible for the Performance Bonus only if the Executive is in an employee of the Company in good standing during the entire applicable fiscal year and on the date the payment is due, except in the event of an Involuntary Termination, in which case the Executive shall be paid the Performance Bonus for each applicable fiscal year after the Involuntary Termination as further specified below. Payment of the Performance Bonus for the current fiscal year as of the Effective Date shall be prorated based on the number of months remaining in the current fiscal year. The Company reserves the right to implement a bonus plan document to further describe the Performance Bonus which Executive acknowledges and agrees may place additional restrictions on the payment of the Performance Bonus consistent with reasonable industry practice. The Board may from time to time award Executive additional bonuses in its sole and absolute discretion.

      (c) Benefits. During employment, Executive shall receive all benefits generally available to Company's other employees of like position when and as Executive becomes eligible for them. The Executive shall be entitled to participate in any and all fringe benefits and/or plans, generally afforded to other employees of the Company (to the extent the Executive otherwise qualifies therefore under the specific terms and conditions of each such benefit), including, without limitation, savings or profit sharing plans, deferred compensation plans, pension and other retirement plans (e.g. 401k), supplemental retirement or excess benefit plans, stock option, incentive or other bonus plans, group disability, life insurance, and medical insurance plans, which are, or which may become available generally to senior personnel of the Company, subject in each case to the generally applicable terms and conditions of the plan or program in question and to the determination of the Board or any committee administering such plan or program. Participation shall be consistent with Executive's position with Company.

      (d) Vacation. The Executive shall be entitled to four (4) weeks paid vacation time during each year of this Agreement or such additional vacation as may be permitted from time to time by

            Company policy. Executive shall not be permitted to carry over unused vacation time from one year to another.

      (e) Expenses. The Company shall reimburse the Executive for all reasonable business and travel expenses actually incurred by or paid by the Executive in the performance of services on behalf of the Company, in accordance with the Company's expense reimbursement policy as in effect from time to time.

      (f) Other Payments. In the event that any payment or benefit received or to be received by the Executive pursuant to this Agreement or otherwise from the Company (collectively, the "Payments") would be subject to the excise tax (or interest or penalties related thereto) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any similar or successor provision (the "Excise Tax"), the Company shall pay to the Executive within ninety
            (90) days of the date of Executive's termination of employment (or, if earlier, within ninety (90) days of the date the Executive becomes subject to the Excise Tax), an additional amount (the "Gross-Up Payment") such that the net amount retained by the Executive, after deduction of any Excise Tax and any federal (and state and local) income tax on the Payments, shall be equal to the Payments minus all applicable taxes on the Payments. For purposes of determining whether any of the Payments will be subject to the Excise Tax and the amount of Excise Tax, (i) any other payments or benefits received or to be received in connection with a change of control of the Company or the Executive's termination of employment (whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement with the Company), shall be treated as "parachute payments" within the meaning of Section 280(G)(b)(2) of the Code or any similar or successor provision, and all "excess parachute payments" within the meaning of Section 280G(b)(1) or any similar or successor provision shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel selected by the Company such other payments or benefits (in whole or in part) do not constitute parachute payments, or such excess parachute payments (in whole or in part) represent reasonable compensation for services within the meaning of Section 280G(b) or any similar or successor provision of the Code in excess of the base amount within the meaning of Section 280g(b)(3) or any similar or successor provision of the Code, or are otherwise not subject to the Excise Tax; (ii) the amount of the Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of (A) the total amount of the Payments or (B) the amount of the excess parachute payments within the meaning of Section 280G(b)(l) (after applying clause (i) above), and (iii) the value of any non-cash benefits or a deferred payment or benefit shall be determined by the Company's independent auditors in accordance with the principles of Section 280G(d)(3) and
            (4) of the Code. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to pay federal income taxes at the highest nominal marginal rate of federal income taxation in the calendar year in which the Gross-Up Payment is to be made and state and local income taxes at the highest nominal marginal rate of taxation in the state and locality of the Executive's residence on the date of termination of Executive's employment, net of the maximum reduction in federal income taxes which could be obtained from deducting of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder at the time of termination of Executive's employment, the Executive shall repay to the Company at the time that the amount of such reduction in Excise Tax is finally determined the portion of the Gross-Up Payment attributable to the Excise Tax and federal (and state and local) income tax imposed on the Gross-Up Payment being repaid by the Executive if such repayment results in a reduction in Excise Tax and/or a federal (and state and local) income tax deduction plus interest on the amount of such repayment at the rate provided in
            Section 1274(b)(2)(B) of the Code. In the event that the Excise Tax is determined to exceed the amount taken into account hereunder at the time of termination of the Executive's employment (including by reason of a payment the existence or amount of which cannot be determined at the date of the Gross-Up Payment), the Company shall make an additional Gross-Up Payment in respect of such excess (plus any interest payable with respect to such excess) at the time that the amount of such excess is finally determined. The Company may contest any claim by the Internal Revenue Service which would require the payment of the Gross-Up Payment hereunder, provided that the

            Company shall bear directly all costs and expenses (including interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of any such claim and payment of costs and expenses.

5.    Termination of Employment; Severance.

      (a)   By Death or Disability.

            (i) Executive's employment shall terminate automatically upon the death of Executive. Company shall pay or provide to Executive's beneficiaries or estate, as appropriate, the compensation as of the date of death and benefits to which Executive is entitled through the end of the pay period in which death occurs and thereafter Company's obligations shall terminate except as noted below.

            (ii) If, in the sole opinion of Company, Executive shall be prevented from properly performing Executive's duties by reason of any physical or mental incapacity for a period of more than six (6) months in the aggregate or four (4) consecutive months in any twelve-month period, then, to the extent permitted by law, Executive's employment shall terminate on, and the compensation and benefits to which Executive is entitled shall be paid or provided up through, the last day of the month in which the day evidencing incapacity (as determined above) occurs and thereafter Company's obligations shall terminate except as noted below.

            (iii) In the event of termination for death or disability, Executive shall not be entitled to receive severance or other benefits except (A) those (if any) as may then be established and applicable under the Company's then-existing severance and other benefits plans and policies at the time of such death or disability, (B) benefits required by applicable laws, (C) a prorated portion of the Performance Bonus based on the last day of the month in which the death or the incapacity (as determined above) occurs, and (D) in the case of death, the Executive's base compensation for a period of twenty-six (26) weeks shall be paid to the Executive's surviving spouse, or, if none, to the Executive's estate.

            (iv) In the event of termination for disability, the Executive shall be entitled to the benefits provided under the Company's then-existing disability or extended sick pay plan, for so long as Executive continues to be disabled under this Agreement or benefits otherwise terminate under such plan, whether or not Executive is deemed to be disabled under such plan.

      (b)   By Company for Cause; Voluntary Resignation.

            (i) Company may terminate, without liability, Executive's employment for cause (as defined below) at any time and without notice. Company shall pay Executive the compensation to which Executive is entitled through the end of the day of such termination and thereafter Company's obligations shall terminate. Termination shall be for cause if Executive's employment is terminated by Company because of:

                  (A) any act or failure to act by Executive which involves bad faith conduct by Executive and which is to the material detriment of Company;

                  (B) Executive's willful refusal or willful failure to act in accordance with any lawful and reasonable direction or order of Company;

                  (C) Executive's exhibiting material unfitness or material unavailability for service to Company (other than by reason of Executive's death or disability);

                  (D) Executive's materially unsatisfactory performance, material misconduct, dishonesty or theft, habitual material neglect, material carelessness or material incompetence in the performance of his duties for Company;

                  (E) Executive's willful or intentional disclosure of confidential information of Company, or any other violation of paragraphs 6 or 7 below;

                  (F) Executive's providing false information to Company in connection with Executive's application for employment;

                  (G) Executive's violation of Company's policies regarding insider trading;

                  (H) Executive's violation of Company's policies regarding controlled substances;

                  (I) Executive's conviction of a crime, except a minor traffic violation; or

                  (J) Executive's willfully or intentionally acting in any way that has a direct, substantial and adverse effect on Company's reputation.

            (ii) If Executive's employment terminates by reason of the Executive's voluntary resignation (and is not an Involuntary Termination) or if the Executive is terminated for cause, then the Executive shall not be entitled to receive severance or any other benefits.

      (c) Involuntary Termination. If, at any time during the term of this Agreement, the Executive's employment terminates as a result of Involuntary Termination (defined below), the Company shall pay the Executive severance in the amount of one-twelfth of Executive's base compensation at the time of such termination per month, for a period beginning on the date of termination and ending on the date specified in paragraph 3(a). The Executive shall receive the Performance Bonus for each fiscal year or part thereof (in which case, the Performance Bonus shall be prorated based on the number of months of such period in the applicable fiscal year) during the such period. The Executive shall also receive during such period and Company-paid medical, disability and life insurance coverage as provided to Executive immediately prior to the Executive's termination, upon the terms and conditions, including deductibles and co-payments, provided in the Company's then-existing plans, policies and programs. In the event that Executive becomes employed by another company, the Company shall not have any right of offset or similar right against any earnings arising out of such subsequent employment. Involuntary Termination shall mean:

            (i) the continued assignment to Executive of any duties or the continued material reduction of Executive's duties, either of which is substantially inconsistent with the level of Executive's position with the Company, for a period of thirty
                  (30) days after notice thereof from Executive to the Board setting forth in reasonable detail the respects in which Executive believes such assignments or duties are substantially inconsistent with the level of Executive's position;

            (ii)  a reduction in Executive's base compensation;

            (iii) a reduction by the Company in the kind or level of employee benefits (other than base compensation and bonus) to which Executive is entitled immediately prior to such reduction with the result that Executive's overall benefits package (other than base compensation and bonus) is materially reduced (other than any reduction applicable to other senior personnel of the Company);

            (iv) any purported termination of the Executive's employment by the Company other than for cause or as a result of the Executive's disability or death;

            (v) the failure of the Company to obtain the assumption of this Agreement by any successors as contemplated in paragraph 12; or

            (vi) any material breach by the Company of any material provision of this Agreement which continues uncured for thirty (30) days following notice thereof provided that none of the foregoing shall constitute Involuntary Termination to the extent that Executive has agreed thereto.

      (d) Non-Renewal Without Cause. In the event that Company without cause fails to offer to renew Executive's employment hereunder for at least the same period of time as specified herein, and on substantially similar terms, Company shall pay to Executive severance in the amount of one-twelfth of Executive's base compensation at the time of such non-renewal per month, for a period of six (6) months beginning on the effective date of termination. In the event that Executive becomes employed by another company, the Company shall not have any right of offset or similar right against any earnings arising out of such subsequent employment.

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      (e)   Accrued Salary, etc. In the event of termination of Executive's employment for any reason,

            (i) the Company shall pay to Executive any unpaid base compensation for periods prior to termination,

            (ii) the Company shall pay the Executive all of the Executive's accrued and unused vacation time through the date of termination; and

            (iii) following submission of proper expense reports by the
                  Executive, the Company shall reimburse the Executive for all expenses reasonably and necessarily incurred by Executive in connection with the business of the Company prior to termination.

            All of the above payments shall be made promptly upon termination, and within the period of time mandated by law.

      (f) Certain obligations of Employee on termination. Executive hereby acknowledges and agrees that all personal property, including, without limitation, all books, manuals, memorandums, policy statements, correspondence (letters, telegrams, mailgrams), minutes of meetings, agendas, InterOffice communications, forecasts, analyses, working papers, charts, expense account reports, ledgers, journals, financial statements, statements of accounts, data compilations, records, reports, notes, memoranda, computer disks, flow charts, computer documents and computer software, data sheets, contracts, lists, and other documents, proprietary information, and equipment furnished to or prepared by Executive in the course of or incident to Executive's employment, belong exclusively to the Company and shall be promptly returned to the Company upon termination of Executive's employment for any reason.

6.    Confidentiality and Non-Disclosure: Non-Solicitation

      (a) For purposes of this paragraph, the following definitions shall apply:

            (i) Inventions shall mean all inventions, processes, methods, formulas, techniques, improvements, modifications and enhancements, whether or not patentable, made by Executive, whether or not during the hours of Executive's employment or with the use of Company's facilities, materials or personnel, either solely or jointly, during Executive's employment by Company and all inventions, processes, methods, formulas, techniques, improvements, modifications and enhancements made by Executive, during a period of one year after any termination of Executive's employment, which relate directly to the past, present or future business of Company and which are within the scope of Executive's duties during the last 12 months of Executive's employment by Company.

            (ii) Work Product shall mean all documentation, software, creative works, know-how and information created, in whole or in part, by Executive during Executive's employment by Company, whether or not copyrightable or otherwise protectable, excluding Inventions.

            (iii) Trade Secrets shall mean compensation data, marketing strategies, new material research, pending projects and proposals, research and development, technological data, all proprietary information, actual and potential, customer lists, vendor lists, pricing and credit techniques, research and development activities, documentation, software, know-how and information relating to the past, present or future business of Company or any plans relating to the foregoing, or relating to the past, present or future business of a third party that are disclosed to Company, which Company does not disclose to third parties without restrictions on use or further disclosure.

      (b)   Executive hereby:

            (i) agrees to promptly disclose to Company all Inventions and keep accurate records relating to the conception and reduction to practice of all Inventions. Such records shall be the sole and exclusive property of Company, and the Executive shall surrender possession of the records to Company upon any suspension or termination of Executive's employment with Company.

            (ii) Executive hereby assigns to Company, without additional consideration to Executive, the entire right, title and interest in and to the Inventions and Work Product and in and to all copyrights, patents, trademarks and any and all other proprietary rights therein or based thereon. Executive agrees that the Work Product shall be deemed to be a "work made for hire." Executive shall execute all such assignments, oaths, declarations and other documents as may be prepared by Company to effect the foregoing.

            (iii) agrees that Company, without additional consideration to
                  Executive, shall have the exclusive worldwide and perpetual right to use and to make, use and sell products and/or services derived from any Inventions or Work Product.

      (c) Executive shall provide Company with all information, documentation, and assistance Company may request to perfect, enforce or defend the proprietary rights in or based on the Inventions, Work Product or Trade Secrets. Company, in its sole discretion, shall determine the extent of the proprietary rights, if any, to be protected in or based on the Inventions, Work Product. and Trade Secrets. All such information, documentation and assistance shall be provided by Executive at no additional expense to Company, except for out-of-pocket expenses which Executive incurred at Company's request.

      (d) During employment and thereafter, Executive shall treat Trade Secrets on a confidential basis and not disclose them to others without the prior written consent of Company or use Trade Secrets for any purpose other than for the performance of services for Company. Executive acknowledges that the Trade Secrets are the sole and exclusive property of Company. Executive shall surrender possession of all Trade Secrets to Company upon any suspension or termination of Executive's employment with Company. If, after such time, Executive becomes aware of any Trade Secrets in Executive's possession, Executive shall immediately surrender those Trade Secrets to Company.

      (e) Executive acknowledges that the work force of the Company constitutes a unique, valuable and special asset of the Company. Therefore, Executive agrees that during his or her employment with the Company, and for a period of one year following termination of such employment for any reason, Executive shall not, directly or indirectly, hire any current or future employee of the Company, or solicit or induce or attempt to solicit or induce, any current or future employee of the Company to terminate his or her employment with the Company for any reason.

      (f) In the event of a breach or threatened breach by the Executive of the provisions of this paragraph 6, the Company shall be entitled to an injunction restraining the Executive from any such breach. Nothing herein contained shall be construed as prohibiting the Company from pursuing any other remedies available to the Company for such breach or threatened breach, including the recovery of damages from the Executive.

7.    Restrictive Covenants.

      (a) The Executive hereby acknowledges and recognizes the highly competitive nature of the Company's business and accordingly agrees that Executive will not from and after the date hereof, until the Designated Date (as hereinafter defined) (i) engage, directly or indirectly in any Competitive Activity, whether such engagement shall be as an officer, director, employee, consultant, agent, lender, stockholder, or other participant; or (ii) assist others in engaging in any Competitive Activity. As used herein, the term "Competitive Activity" shall mean and include the development, distribution, sale, marketing and management of telecommunications products, including, without limitation, consumer and corporate prepaid telephone and cellular calling cards and other products and services offered or planned to be offered by the Company during Executive's employment with the Company.

      (b) As used in paragraph 7, the "Designated Date" shall mean the following:

            (i) if the Executive voluntarily terminates employment with the Company in violation of this Agreement, then the "Designated Date" shall be the second (2nd) anniversary of the effective date of such termination;

            (ii) if the Company terminates this Agreement for cause, then the "Designated Date" shall be the second (2nd) anniversary of the effective date of such termination;

            (iii) if the Company offers to renew this Agreement for at least the same period of time as specified herein, and on substantially similar terms, and the Executive declines, then the term "Designated Date" shall be the second (2nd) anniversary of the effective date of termination;

            (iv) if the Company fails to offer to renew this Agreement for at least the same period of time as specified herein, and on substantially similar terms, without cause, then the term "Designated Date" shall mean the effective date of termination; or

            (v) in the event of an Involuntary Termination, then the term "Designated Date" shall mean the effective date of such termination.

      (c) It is the desire and intent of the parties that the provisions of this paragraph 7 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction which enforcement is sought. Accordingly, if any particular provision of this paragraph 7 shall be adjudicated to be invalid or unenforceable, such provision of this paragraph 7 shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provisions of this paragraph 7 in the particular jurisdiction in which such adjudication is made. In addition, if the scope of any restriction contained in this paragraph 7 is too broad to permit enforcement thereof to its fullest extent, then such restriction shall be enforced to the maximum extent permitted by law, and the Executive hereby consents and agrees that such restriction shall be enforced to the maximum extent permitted by law, and the Executive hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

      (d) If there is a breach or threatened breach by the Executive of the provisions of this paragraph 7, the Company shall be entitled to an injunction restraining the Executive from any such breach. Nothing herein contained shall be construed as prohibiting the Company from pursuing any other remedies available for such breach or threatened breach or any other breach of this Agreement.

8. Executive Representations and Warranties. Executive represents and warrants as of the date of his initial hiring by the Company and as of the Effective Date:

      (a) Executive has complied with any and all written and/or oral conditions of Executive's former employment concerning resignation and notice of resignation or termination of employment;

      (b) Executive has returned to Executive's former employer all of the former employer's property and confidential proprietary material and that he or she will not disclose to Company, or use during Executive's employment by Company, any of Executive's previous employer's trade secrets and confidential proprietary information;

      (c) Neither the execution of this Agreement, nor employment with Company, nor performance of the duties required hereby will violate any obligations of Executive to any former employer or breach any agreement to keep in confidence information acquired by Executive before Executive's employment by Company;

      (d) Executive has not entered into, and will not enter into any agreement, either written or oral, that conflicts with this Agreement; and

      Executive understands and agrees that the representations and warranties set forth in this paragraph are material inducements upon which Company has relied in entering into this Agreement.

9. Survival. Certain provisions of this Agreement, including, without limitation, paragraphs 4(f), 5(f), 6, 7, 8 and 11 are intended to continue and survive termination or suspension of Executive's employment with Company.

10.   Notices.

      (a) All notices required or permitted to be given under the provisions of this Agreement shall be in writing and delivered personally or by certified or registered mail, return receipt requested, postage prepaid to the following persons at the following addresses, or to such other persons at such other addresses as any party may request by notice in writing to the other party to this Agreement:

      If to Executive:

      Frank Magliato
      2 Whispering Pines Road
      Hohokus, New Jersey 07423

      If to Company:

      DigiTEC 2000
      8 West 38th Street, Fifth Floor
      New York, New York 10018

      (b) Any termination by the Company for cause or by the Executive as an Involuntary Termination shall be communicated by a notice of termination to the other party given in accordance with this Agreement. Such notice shall indicate the specific termination provision in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the termination date (which shall be not more than 30 days after the giving of such notice). The failure by the Executive to include in any notice any fact or circumstance which contributes to a showing of Involuntary Termination shall not waive any right of the Executive hereunder or preclude the Executive from asserting such fact or circumstance in enforcing Executive's rights hereunder.

11. Confidentiality. Except as required by applicable securities' or other laws, neither party shall disclose the contents of this Agreement without first obtaining the prior written consent of the other party. Executive may disclose this Agreement to Executive's spouse, attorney and financial advisors subject to the above confidentiality restriction.

12. Successors and Assigns. Any successor of the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of such a succession. For all purposes of this Agreement, the term "Company" shall include any successor to the Company's business and/or assets which executes and delivers the assumption agreement described above or which becomes bound by the terms of this Agreement by operation of law.

13. Assignment. This Agreement is personal in nature and may not be assigned or transferred by the Executive without the prior written consent of the Company.

14. Severability. If any provision of this Agreement is held invalid or unenforceable, the remainder of this Agreement shall nevertheless remain in full force and effect.

15. Entire Agreement; Integration; Amendments. The terms of this are intended by the parties to be the final expression of their Agreement with respect to the employment of Executive by Company and may not be contradicted by evidence of any prior or contemporaneous agreement. This Agreement constitutes the complete and exclusive statement of its terms and no extrinsic evidence whatsoever may be introduced in any legal proceeding involving this Agreement. This Agreement contains the entire agreement between the parties and supersedes all prior oral, written and implied agreements, understandings, commitments, and practices between the parties, including all prior employment agreements, if any. No amendments to this Agreement may be made except by a writing signed by both parties.

16. Choice of Law. The formation, construction, and performance of this Agreement shall be construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law, and any action relating to this Agreement or Executive's employment with Employer shall be brought exclusively in the state or federal courts of the State of New York.

17. Voluntary Execution. Executive acknowledges that Executive has read and understands the Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by Company other than those contained in writing herein. The Executive has been advised to obtain independent legal counsel regarding this Agreement and the Executive is signing this Agreement knowingly and voluntarily.

18. No Assignment of Benefits. The rights of any person to payments or benefits under this Agreement shall not be made subject to option or assignment, either by voluntary or involuntary assignment or by operation of law, including without limitation bankruptcy, garnishments, attachment or other creditor's process, and any action in violation of this paragraph shall be void.

19. Employment Taxes. All payments made pursuant to this Agreement shall be subject to withholding of applicable income and employment taxes.

20. Assignment by Company. The Company may assign its rights under this Agreement to an affiliate, provided that the Company shall remain jointly and severally liable under this Agreement, and provided further that no assignment shall be made if the net worth of the assignee is less than the net worth of the Company at the time of assignment. In the case of any such assignment, the term "Company" when used in this Agreement shall mean the corporation that actually employs the Executive.

21. Interest. In the event that the Company fails to make any payment hereunder or afford any benefit when due, the Company shall pay interest at the rate of the publicly announced prime rate of Citibank or its successors plus 3% or, if lower, the maximum permitted by law.

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the day and year first above written.


Executive                               Company


                                        By: /s/ Lori Perri
                                            ---------------------------


/s/ Frank Magliato                      Its: Lori Perri, Director
------------------------                    ----------------------------
Frank Magliato